THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                November 15, 2005

H. Christopher Owings Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:  Fuego Entertainment, Inc.
     Registration Statement on Form SB-2
     File No.  333-127612
     Filed August 19, 2005

Dear Mr. Owings:

Pursuant to your conversation with Ivan Braverman, the company's auditor, we are requesting your expedited response to Mr. Braverman's response to comment 32 set forth below of your comment letter dated October 27, 2005 in connection with the above-referenced filing. Once we have your response to this comment, we will proceed to file a 4th Amendment to Fuego Entertainment's SB-2 along with our complete response letter.

     32. Additional disclosures have been added to Note 1-Investment, to incorporate the requested information and as per paragraph 10 of SFAS No.50, and we have also added additional information below for your understanding of the investment which will not been disclosed in the footnote. Please respond as the completeness of the information we have provided.

     Footnote disclosure:

INVESTMENT

     The Company invested a total of $57,400 in a series of shows to be presented in 5 cities in the United States, from which it was to receive the return of its investment based on a percentage of ticket sales from all shows performed, and then participate in the net income of all of the shows after their completion which is anticipated to occur at the end of the summer of 2006.

     The three shows performed as of May 31, 2005, exhausted the budgeted funds available by the producer/promoter since the promoter/promoter decided to incur additional costs for high definition filming, production costs for a live recording of a compact disc, and a substantial payment to secure the services of an Oscar Winner Film Director. In the opinion of the president/CEO, whose background includes substantial tour production, the majority of shows on tour typically incur front-end costs of this type and magnitude, prior to realizing the financial benefits from subsequent shows during the tour.

     As a result of these increased show costs, the initial royalty agreement with the Company was renegotiated to allow deferral of the initial payment to the Company of its investment until the December 31, 2005 show is performed. The Company does not consider this deferral as a basis for amortization of its investment or impairment thereof,

     In addition to expecting full recovery of the investment in December 2005, the Company believes additional shows may be added to the tour depending on the success achieved during the remaining shows.

     The tour being presented is a more expanded version of the same show being presented semi-weekly at the Stardust hotel in Las Vegas, Nevada, which has enjoyed near sell-out performances.

     Information not disclosed in the footnote:

(from Mr.Cancio)

As part of the 6 city Celebration tour of Havana Night Club, the producer/promoter was supposed to present only one show in Miami, however, after the original show sold out within a week after tickets went on sale and six weeks prior to the day of the show, the producer/promoter decided to add two additional shows in Miami in order to provide for the filming of a high definition DVD, the hiring of an Oscar winning director and the recording of a CD/Sound Track. These three shows combined, used up all funds available for the tour.

Understanding the business as I do, having produced many of them, I understood that being able to release a high definition DVD directed by a renown Oscar winning director and releasing a live album prior to a tour would dramatically impact future ticket sales for the remaining shows of the tour. I therefore decided to allow the shows' producer/promoter to defer the repayment of the Company's original investment for the next 5 shows to take place. However, this was agreed with the understanding that I/fuego participate in any additional shows added to the next 5 pending shows as the result of a sold out event in any of the cities, which, if it happens, it will automatically trigger an additional show.

An example of this is the next show which is scheduled for December 31s. at the Miami Arena, a 15,000 seat venue. This will be the fourth time the show is presented in the same city as the result of its popularity. It is my belief that this show alone will allow total recovery of our original investment, and then some.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,



/s/William D. O'Neal
-------------------------
William D. O'Neal